

09042066

n.a/ 9/

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL

OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27623

SEC Mail Processing Section

AUG 25 2009

Washington, DC

122

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **07/01/08** AND ENDING **06/30/09**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **DIVERSIFIED CAPITAL CORPORATION**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 SOUTH BISCAYNE BLVD. - SUITE 1742

(No. and Street)

MIAMI   **FLORIDA**   **33131**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GARY J. YARUS   **(305) 371-2722**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FINKELSTEIN BROWN NEMET & ROTHCHILD, P.A.

(Name – *if individual, state last, first, middle name*)

6401 GALLOWAY ROAD - SUITE 207   **MIAMI**   **FLORIDA**   **33173**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



SEC 1410 (06-02)

DIVERSIFIED CAPITAL CORPORATION
2 SOUTH BISCAYNE BOULEVARD SUITE # 1742
MIAMI, FLORIDA 33131
(305) 371-2722   FAX (305) 371-8004

August 24, 2009

S.E.C.
Registration Branch
Mail Stop 8031
100 F Street, NE
Washington, D.C. 20549

Gentlemen:

Enclosed please find our audited financial statement/Focus Report for the fiscal year ended June 30, 2009.

If you have any questions concerning this information, please call me.

Sincerely,

Gary J. Yarus, President

OATH OR AFFIRMATION

I, **GARY J. YARUS** _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **DIVERSIFIED CAPITAL CORPORATION** _____ , as of _____ **JUNE 30** _____, 20 **09** ___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

PRESIDENT
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DIVERSIFIED CAPITAL CORPORATION

CONTENTS

INDEPENDENT AUDITOR'S REPORT 1- 2

BALANCE SHEET 3

STATEMENT OF OPERATIONS 4

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY 5

STATEMENT OF CASH FLOWS 6

NOTES TO FINANCIAL STATEMENTS 7 - 8

SUPPLEMENTARY INFORMATION

Computation of Net Capital Per Uniform Net
Capital Rule 15c 3-1 9

Computation of Determination of Reserve
Requirements Pursuant to Rule 15c 3-3 9

Reconciliation of Computation of Net Capital
Per Uniform Net Capital Rule 15c 3-1 to
Company's Corresponding Unaudited Form
X-17A-5, Part IIA Filing 10

Subordinated Debt 10

SIPC SUPPLEMENTAL REPORT PURSUANT TO RULE
17A-5(e)(4) 11

INDEPENDENT AUDITOR'S REPORT ON INTERNAL
ACCOUNTING CONTROL REQUIRED BY SEC RULE
17a-5 12 - 14

Finkelstein
Brown
Nemet
& Rothchild, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

6401 S.W. 87th Avenue • Suite 207
Miami, Florida 33173

8211 West Broward Blvd. • Suite 370
Plantation, Florida 33324

Dade: (305) 595-2727
Fax: (305) 595-4691
Broward: (954) 437-0017
Fax: (954) 424-8613

Reply to: ☐ Miami
☐ Plantation

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
Diversified Capital Corporation

We have audited the accompanying balance sheet of Diversified Capital Corporation for the fiscal year ended June 30, 2009 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Diversified Capital Corporation as of June 30, 2009, and the results of its operations and its cash flows for the fiscal year then ended in conformity with generally accepted accounting principles generally accepted in the United States of America.

Our audit was conducted for the purposes of forming an opinion on the basic financial statements taken as a whole.

Member: American and Florida Institutes of Certified Public Accountant's

The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Finkelstein Brown Nemet + Rothchild PA

FINKELSTEIN BROWN NEMET & ROTHCHILD, P.A.

Miami, Florida
August 20, 2009

Finkelstein
Brown
  Nemet
    & Rothchild, P.A.

DIVERSIFIED CAPITAL CORPORATION
BALANCE SHEET
JUNE 30, 2009

ASSETS

Cash	$ 15,449	
Commissions Receivable - Mutual Funds and Variable Annuities	1,929	
Investments, At Market	211,885	
Deferred Tax Asset	3,422	
Prepaid Income Taxes	1,421	
Prepaid Expenses	1,708	
Computer Equipment & Software, Less Accumulated Depreciation of $3,240	0	$ 235,814

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:		
Commissions Payable		$ 1,543
STOCKHOLDERS' EQUITY:		
Common Stock - Authorized 1,000,000 Shares $.001 Par Value, Issued and Outstanding 200,000 Shares	200	
Paid In Capital In Excess of Par Value	9,800	
Retained Earnings	224,271	234,271
		$ 235,814

See Accompanying Notes

DIVERSIFIED CAPITAL CORPORATION
STATEMENT OF OPERATIONS
FOR THE FISCAL YEAR ENDED JUNE 30, 2009

REVENUE:

Commissions Earned	$ 32,961	
Advisory Fees	65,518	
Dividend and Interest Income	6,151	$ 104,630

SELLING, GENERAL AND
ADMINISTRATIVE EXPENSES:

Bank Charges	184	
Commissions	27,197	
Consulting Fees	13,104	
Computer Expenses	2,387	
Dues and Subscriptions	4,704	
Insurance	303	
Management Fees	24,000	
Office and Miscellaneous Expenses	10,159	
Payroll Taxes	637	
Professional Fees	6,000	
Registration Fees and Taxes	1,850	
Seminars	2,194	
Travel	2,687	
Wages	7,500	102,906

INCOME FROM OPERATIONS	1,724

OTHER INCOME(EXPENSES):

Loss on Mark to Market – Securities Held for Investment	(88,209)
LOSS BEFORE INCOME TAXES	(86,485)

PROVISION FOR INCOME TAXES:

Deferred Tax Expense (Benefit)	(18,494)
LOSS	$ (67,991)

See Accompanying Notes

	COMMON STOCK	PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL
STOCKHOLDERS' EQUITY JULY 1, 2008	$ 200	$ 9,800	$ 292,262	$ 302,262
NET LOSS	-	-	(67,991)	(67,991)
STOCKHOLDERS' EQUITY JUNE 30, 2009	$ 200	$ 9,800	$ 224,271	$ 234,271

See Accompanying Notes

DIVERSIFIED CAPITAL CORPORATION
STATEMENT OF CASH FLOWS
FOR THE FISCAL YEAR ENDED JUNE 30, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss $ (67,991)

Adjustments To Reconcile Income To Net Cash
Used In Operating Activities:
Loss On Investments Net of Related
Deferred Income Taxes   69,715
Decrease in Prepaid Expenses   2,197
Decrease in Commissions Payable   (2,112)
Decrease in Income Tax Payable   (563)
Decrease in Commission Receivables   2,284

Total Adjustments   71,521

Net Cash Flow Provided By Operating Activities   3,530

CASH FLOW FROM INVESTING ACTIVITIES:
Purchase of Stocks   (12,291)

Net Cash Used in Investing Activities   (12,291)

DECREASE IN CASH   (8,761)

CASH BALANCE - JULY 1, 2008   24,210

CASH BALANCE - JUNE 30, 2009 $ 15,449

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for income taxes   1,000
Cash paid during the year for interest   -0-

DISCLOSURE OF ACCOUNTING POLICY:

For purpose of the statement of cash flows, the company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

See Accompanying Notes

6

NOTE 1 -   SIGNIFICANT ACCOUNTING POLICIES:

The Company operates as a broker/dealer and is thus, registered with the United States Securities and Exchange Commission, the Financial Industry Regulatory Authority and the Florida Division of Securities. The company is located in, and operates throughout, South Florida.

The Company is subject to the "Net Capital Rule" of the Securities and Exchange Commission which requires that the aggregate indebtedness as defined shall not exceed fifteen times net capital, as defined. At June 30, 2009, the Company's net capital was $232,499 and the "Required Net Capital" as defined was $5,000. The ratio of "Aggregate Indebtedness" to Net Capital was .80%.

ESTIMATES:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 -   INCOME TAXES:

Income taxes are calculated based on the tax effect of transaction reported in the financial statements. The benefit on the Statement of Operations consists of the change during the year in deferred tax assets and liabilities as described in Note 3.

The Company has no Federal or State taxable income (loss) due to permanent differences between the items deductible on the Federal and State returns and those shown on the financial statements.

NOTE 3 -   DEFERRED INCOME TAXES:

Deferred income taxes are provided to reflect timing differences in reporting results of operations for financial statement and income tax purposes. Timing differences, resulting from the income tax effect of unrealized gains on investment securities, are as follows:

Deferred income tax benefit:

State	$ (4,302)
Federal	(14,193)
	$ (18,495)

The deferred income tax asset is due to the cumulative result of those same timing differences.

NOTE 3 -   DEFERRED INCOME TAXES (CONTINUED):

Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Management has determined that no valuation allowance related to the deferred tax asset is necessary at June 30, 2009.

NOTE 4 -   RELATED PARTY TRANSACTIONS:

The Company occupies office space at the facilities of its 50% shareholder on a month-to-month basis. The shareholder provides office facilities, telephone service, administrative and clerical personnel and various administration services for a total of $2,500. The management fee of $24,000 was paid to a corporation owned by a 50% shareholder. The commission expense of $27,197 includes $5,982 paid to a 50% shareholder. The consulting expense of $13,104 was paid to a 50% shareholder.

SUPPLEMENTARY INFORMATION

DIVERSIFIED CAPITAL CORPORATION
COMPUTATION OF NET CAPITAL PER
UNIFORM NET CAPITAL RULE 15c 3-1
JUNE 30, 2009

CREDITS:
Stockholders' Equity		$ 234,271
Deferred Income Taxes Related to Unrealized Appreciation of Investments Subject to Haircut		6,708
TOTAL CREDITS		240,979

DEBITS:
Commission Receivables		1,929
Prepaid Expenses		3,129
Deferred Tax Asset		3,422
		8,480
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION		232,499

Haircuts on Securities Position:
Investment Securities	$ 31,783	
Money Market Fund	160	
Undue Concentration	12,603	44,546
NET CAPITAL		187,953

MINIMUM NET CAPITAL REQUIREMENT:
6-2/3% of Aggregate Indebtedness
of $1,543 or $5,000, whichever
is greater   5,000

EXCESS NET CAPITAL $ 182,953

RATIO OF AGGREGATE INDEBTEDNESS
TO NET CAPITAL   80%

SCHEDULE OF AGGREGATE INDEBTEDNESS:
Commissions Payable $ 1,543

COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3

The Company claims an exception from Rule 15c3-3 under the following sections:

(K) (2) (l) - All required transactions would be through a special account for the exclusive benefit
of customers but the company had no such transactions during previous years.

DIVERSIFIED CAPITAL CORPORATION
RECONCILIATION OF COMPUTATION OF NET CAPITAL
PER UNIFORM CAPITAL RULE 15c 3-1 TO
COMPANY'S CORRESPONDING UNAUDITED
FORM X-17A-5 PART IIA FILING
JUNE 30, 2009

NET CAPITAL PER COMPUTATION (Page 9) $ 187,953

Adjustments:
  Deferred Income Tax Payable   (1,841)
  Haircut Adjustment   112
  Income Taxes Payable   (564)
  Deferred Income Taxes Related to Unrealized
    Appreciation of Investments Subject to Haircut   2,623
                                                                            330

  NET CAPITAL PER COMPUTATION INCLUDED
  IN THE COMPANY'S UNAUDITED FORM
  X-17A-5 PART IIA FILING $ 188,283

SUBORDINATED DEBT

The Company did not have subordinated debt as of June 30, 2009 or at any time during the year then ended.

Finkelstein
Brown
Nemet
& Rothchild, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

6401 S.W. 87th Avenue • Suite 207
Miami, Florida 33173

8211 West Broward Blvd. • Suite 370
Plantation, Florida 33324

Dade: (305) 595-2727
Fax: (305) 595-4691
Broward: (954) 437-0017
Fax: (954) 424-8613

Reply to: ☐ Miami
☐ Plantation

SIPC SUPPLEMENTAL REPORT PURSUANT TO RULE 17A-5 (e) (4)

To the Board of Directors
Diversified Capital Corporation

As a result of our audit of Diversified Capital Corporation for the fiscal year ended June 30, 2009, the Company is entitled to continue taking the SIPC exemption due to the type of business engaged in such as limiting their income to sales of mutual funds and insurance products.

FINKELSTEIN BROWN NEMET & ROTHCHILD, P.A.

Miami, Florida
August 20, 2009

Member: American and Florida Institutes of Certified Public Accountant's

Finkelstein
Brown
Nemet
& Rothchild, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

6401 S.W. 87th Avenue • Suite 207
Miami, Florida 33173

8211 West Broward Blvd. • Suite 370
Plantation, Florida 33324

Dade: (305) 595-2727
Fax: (305) 595-4691
Broward: (954) 437-0017
Fax: (954) 424-8613

Reply to: ☐ Miami
☐ Plantation

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Diversified Capital Corporation

In planning and performing our audit of the financial statements of Diversified Capital Corporation for the fiscal year ended June 30, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

Member: American and Florida Institutes of Certified Public Accountant's

To the Board of Directors
Diversified Capital Corporation

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2009 to meet the SEC's objectives.

Finkelstein
Brown
Nemet   13
& Rothchild, P.A.

To the Board of Directors
Diversified Capital Corporation

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

[signature]

FINKELSTEIN BROWN NEMET & ROTHCHILD, P.A.

Miami, Florida
August 20, 2009

DIVERSIFIED CAPITAL CORPORATION

FINANCIAL STATEMENTS

JUNE 30, 2009